UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SmartRent, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

83193G107

(CUSIP Number)

March 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83193G107	13G/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lennar Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -8,257,061-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -8,257,061-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -8,257,061-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021.

CUSIP NO. 83193G107	13G/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEN X, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -8,257,061-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -8,257,061-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -8,257,061-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021.

CUSIP NO. 83193G107	13G/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEN FW Investor, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -8,257,061-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -8,257,061-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -8,257,061-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 193,864,107 shares of Class A Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021.

CUSIP NO. 83193G107	13G/A

Item 1(a). Name of Issuer:

SmartRent, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

18835 N. Thompson Peak Parkway, Suite 300

Scottsdale, AZ 85255

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed by Lennar Corporation (“Lennar”), a Delaware Corporation, Len X, LLC (“LenX”), a Florida limited liability company, and LEN FW Investor, LLC (“Len FW” and, together with Lennar and LenX, the “Reporting Persons”), a Delaware limited liability company. LenX is wholly owned by Lennar and is the sole member of Len FW.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

700 Northwest 107th Avenue, Suite 400

Miami, FL 33172

Item 2(c). Citizenship:

Lennar — Delaware

LenX — Florida

Len FW — Delaware

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

83193G107

Item 3. Not Applicable.

Item 4. Ownership.

For Lennar:

(a)	Amount beneficially owned: 8,257,061 Shares

(b)	Percent of class: 4.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: –0–

	(ii)	Shared power to vote or to direct the vote: –8,257,061–

	(iii)	Sole power to dispose or to direct the disposition of: –0–

	(iv)	Shared power to dispose or to direct the disposition of: –8,257,061–

For LENX:

(a)	Amount beneficially owned: 8,257,061 Shares

(b)	Percent of class: 4.3%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: —0—

CUSIP NO. 83193G107	13G/A

(ii)	Shared power to vote or to direct the vote: –8,257,061–

(iii)	Sole power to dispose or to direct the disposition of: —0—

(iv)	Shared power to dispose or to direct the disposition of: –8,257,061–

For LEN FW Investor:

(a)	Amount beneficially owned: 8,257,061 Shares

(b)	Percent of class: 4.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: —0—

	(ii)	Shared power to vote or to direct the vote: –8,257,061–

	(iii)	Sole power to dispose or to direct the disposition of: —0—

	(iv)	Shared power to dispose or to direct the disposition of: –8,257,061–

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

LenX is wholly owned by Lennar and is the sole member of Len FW.

Item 8. Identification and Classification of Members of the Group.

Exhibit 1 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 83193G107	13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2022

LENNAR CORPORATION

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President, General Counsel and Secretary

LEN X, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana
Title:	Vice President

LENX FW INVESTOR, LLC

By:	/s/ Mark Sustana
Name: Title:	Mark Sustana Vice President

CUSIP NO. 83193G107	13G/A

EXHIBIT INDEX

Exhibit 1.	List of Members of Group

Exhibit 2.	Joint Filing Agreement